                                   UNITED STATES

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                     __________

                                   SCHEDULE 13D/A

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  AMENDMENT NO. 1

                           INSIGHT HEALTH SERVICES CORP.
                           -----------------------------
                                 (Name of Issuer)

                     Common Stock, par value $0.001 per share
                     ----------------------------------------
                           (Title of Class of Securities)

                                     45766Q 10 1
                                    --------------
                                    (CUSIP number)

            Glenn A. Youngkin                     Howard B. Adler, Esq.
            The Carlyle Group                  Gibson, Dunn & Crutcher LLP
     1001 Pennsylvania Avenue, N.W.            1050 Connecticut Ave., N.W.
         Washington, D.C. 20004                  Washington, D.C. 20036
             (202) 347-2626                          (202) 955-8522

                 -----------------------------------------------
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                    May 12, 1999
              -------------------------------------------------------
              (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle Partners II, L.P.
         IRS Identification No.: 51-0357731
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /x/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY
-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                7      SOLE VOTING POWER
                       0
              -----------------------------------------------------------------
  NUMBER OF     8      SHARED VOTING POWER
    SHARES             3,235,075
 BENEFICIALLY -----------------------------------------------------------------
   OWNED BY     9      SOLE DISPOSITIVE POWER
     EACH              1,062,104
  REPORTING   -----------------------------------------------------------------
    PERSON      10     SHARED DISPOSITIVE POWER
     WITH              0
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,235,075
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         / /
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.9%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------

                               (Page 1 of 21)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle Partners III, L.P.
         IRS Identification No.:  51-0369721
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY
-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           0
      NUMBER OF    ------------------------------------------------------------
        SHARES       8     SHARED VOTING POWER
     BENEFICIALLY          3,235,075
       OWNED BY    ------------------------------------------------------------
         EACH        9     SOLE DISPOSITIVE POWER
      REPORTING            48,478
        PERSON     ------------------------------------------------------------
         WITH       10     SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,235,075
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.9%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------

                               (Page 2 of 21)

-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
  1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle International Partners II, L.P.
         IRS Identification No.:  98-0153707
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT / / TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
   NUMBER OF               0
     SHARES        ------------------------------------------------------------
  BENEFICIALLY      8      SHARED VOTING POWER
    OWNED BY               896,526
      EACH         ------------------------------------------------------------
   REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON                896,526
      WITH         ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         896,526
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES *                                                         / /
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.7%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------

                               (Page 3 of 21)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle International Partners III, L.P.
         IRS Identification No.:  98-0153592
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              48,305
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               48,305
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,305
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.8%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------

                               (Page 4 of 21)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         C/S International Partners
         IRS Identification No.:  98-0160490
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              201,857
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               201,857
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         201,857
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.3%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------

                               (Page 5 of 21)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle Investment Group, L.P.
         IRS Identification No.:  51-0357730
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              1,115
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               1,115
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,115
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------

                               (Page 6 of 21)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle-Insight Partners, L.P.
         IRS Identification No.:  52-208122
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              3,235,075
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               411,676
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,235,075
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.9%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------

                               (Page 7 of 21)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle-Insight International Partners, L.P.
         IRS Identification No.:  98-0181880
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              118,878
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               118,878
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         118,878
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------

                               (Page 8 of 21)

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle Investment Management, L.L.C.
         IRS Identification No.:  52-1988385
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         OO
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              446,135
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               446,135
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         446,135
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         OO
         * Carlyle Investment Management, L.L.C. is a limited liability company organized under the laws of the State of Delaware.
-------------------------------------------------------------------------------

                                  (Page 9 of 21)

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TC Group, L.L.C.
         IRS Identification No.:  54-1686957
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              3,235,075
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               0
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           3,235,075
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,235,075
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.9%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         OO
         * TC Group, L.L.C. is a limited liability company organized under the laws of the State of Delaware.
-------------------------------------------------------------------------------

                                  (Page 10 of 21)

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TC Group Management, L.L.C.
         IRS Identification No.:  52-1892219
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             17,500
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              0
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               17,500
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,500
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         OO
         * TC Group Management, L.L.C. is a limited liability company organized under the laws of the State of Delaware.
-------------------------------------------------------------------------------

                                    (Page 11 of 21)

                                 EXPLANATORY NOTE

     This Amendment No. 1 is filed by the Reporting Persons to amend the
Schedule 13D filed on October 24, 1997, relating to the common stock, $.0001 par value, of InSight Health Services Corp. This Amendment is filed for the purposes of (i) adding TC Group Management, L.L.C. ("TC Group Mgmt.") as a Reporting Person, (ii) reflecting that David W. Dupree has ceased to be a TCG Principal (as defined herein), and (iii) describing certain discussions between the Reporting Persons and the Halifax Group, on one hand, and the Company, on the other hand.

                              *         *         *

     Item 2 of Schedule 13D is hereby amended and restated as follows:

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c), (f). The names of the persons filing this Schedule are: (i) Carlyle Partners II, L.P. ("CP II"), a Delaware limited partnership; (ii) Carlyle Partners III, L.P. ("CP III"), a Delaware limited partnership; (iii) Carlyle International Partners II L.P. ("CIP II"), a Cayman Islands exempted limited partnership; (iv) Carlyle International Partners III L.P. ("CIP III"), a Cayman Islands exempted limited partnership; (v) C/S International Partners ("C/S"), a Cayman Islands general partnership; (vi) Carlyle Investment Group, L.P. ("CIG"), a Delaware limited partnership; (vii) Carlyle-InSight Partners, L.P. ("C-IP"), a Delaware limited partnership;
(viii) Carlyle-InSight International Partners, L.P. ("C-IIP"), a Cayman Islands exempted limited partnership; (CP II, CP III, CIP II, CIP III, C/S, CIG, C-IP and C-IIP, collectively, the "Purchasers"); (ix) TC Group, L.L.C. ("TC Group"), a Delaware limited liability company doing business as The Carlyle Group; and (x) Carlyle Investment Management, L.L.C. ("CIM"), a Delaware limited liability company (the Purchasers, CIM, TC Group and TCG, collectively, the "Reporting Persons").

     TC Group, L.L.C. ("TC Group"), a Delaware limited liability company doing business as The Carlyle Group, is the sole general partner of CP II, CP III, CIG and C-IP. TC Group is the sole managing general partner, and Carlyle Investment Administration Limited, a Cayman Islands exempted company ("CIA"), is the administrative general partner, of CIP II, CIP III and C-IIP. TC Group is the sole managing general partner and Soros Capital Offshore Partners LDC, a Cayman Islands limited duration company ("SCOP"), is co-general partner of C/S. CIM acts as investment advisor and manager with authority and responsibility to invest certain assets of the Florida Retirement System Trust Fund (the "Fund"), a tax-exempt entity under Section 401(a) of the Internal Revenue Code of 1986, as amended, on behalf of the State Board of Administration of Florida (the "SBA"). William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein (collectively the "CIM Principals") are the executive officers and managing members of CIM. Each of the CIM Principals is a citizen and resident of the United States.

     TCG Holdings, L.L.C., a Delaware limited liability company, is the managing member of, and holds a controlling interest in, TC Group. William
E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard D. Darman, David M. Rubenstein, Allan M. Holt, Jerome H. Powell, Leslie L. Armitage, Peter J. Clare, Glenn A. Youngkin, Frank D. Yeary, Robert Dahl and James A. Baker, III (each a "TCG Principal" and collectively the "TCG Principals") are the executive officers of TCG and managing members. Each TCG Principal is a citizen and resident of the United States.

     The principal business of each of the Purchasers is to acquire control investments in connection with, among other situations, management buyouts, restructurings and bankruptcies, and to make strategic investments in private and public companies. The principal business of each of TC Group, TCG and SCOP is that of a merchant and investment banking firm. The principal business of CIA is partnership administration. The principal occupation of each TCG Principal is the fulfillment of his duties as an officer of TCG.
The principal business of CIM is that of an investment manager. The principal business of each of the CIM Principals is the fulfillment of his duties as an officer of CIM.

                                  (Page 12 of 21)

     The principal business address of TC Group, TCG and the TCG Principals is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004. The principal business address of CP II, CP III, CIG, CIM and C-IP is Delaware Trust Building, 300 Delaware Avenue, Suite 900, Wilmington, Delaware, 19801. The principal business address of CIP II, CIP III, C-IIP and C/S is c/o Coutts & Co., P.O. Box 707, Cayman Islands, British West Indies. The principal business address of CIA is c/o Maples and Calder, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business address of SCOP is c/o Curacao Company NV, Grand Cayman, British West Indies. The principal business address of SBA is 1801 Hermitage Boulevard, Tallahassee, Florida 32308.

     (d) AND (e). During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the TCG Principals, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              *         *         *

     Item 4 of Schedule 13D is hereby amended and restated as follows:

ITEM 4.   PURPOSE OF TRANSACTION

     The Purchaser's and CIM's (for the Fund) acquisition of 25,000 shares of the Company's Series B Preferred Stock and 250,000 warrants (the "Warrants") to purchase an equivalent number of shares of Common Stock was consummated by the Reporting Persons as a long-term strategic investment in the Company.
The acquisition was consummated on October 14, 1997. The aggregate consideration paid by CP II was $8,207,727. The aggregate consideration paid by CP III was $347,632. The aggregate consideration paid by CIP II was $6,928,169. The aggregate consideration paid by CIP III was $373,289. The aggregate consideration paid by C/S was $1,559,913. The aggregate consideration paid by CIG was $8,621. The aggregate consideration paid by C-IP was $3,181,349. The aggregate consideration paid by C-IIP was $918,659. The aggregate consideration paid by the CIM on behalf of the Fund was $3,447,641. TC Group Mgmt. was assigned Warrants by TC Group, which Warrants were issued by the Company in lieu of a management fee. Neither TC Group nor TCG has any separate beneficial ownership in any securities of the Company, nor, to the knowledge of the Reporting Persons, does either have any present intention to acquire any such separate beneficial ownership.

     On October 14, 1997, the Company consummated a recapitalization ("Recapitalization") pursuant to which (a) the Purchasers and CIM (for the Fund) made a cash investment of $25 million in the Company and received therefor (i) 25,000 shares of newly issued Convertible Preferred Stock, Series B, par value $0.001 per share of the Company ("Series B Preferred Stock"), initially convertible, at the option of the holders thereof, in the aggregate into 2,985,075 shares of Common Stock, and (ii) warrants (the "Carlyle Warrants") to purchase up to 250,000 shares of Common Stock at the initial exercise price of $10.00 per share; (b) General Electric Company, a New York corporation ("GE") (i) surrendered its rights with respect to a supplemental service fee payable from the Company to GE in exchange for (A) the issuance of 7,000 shares of the Company's newly issued Convertible Preferred Stock, Series C, par value $0.001 per share (the "Series C Preferred Stock"), initially convertible, at the option of GE, in the aggregate into 835,821 shares of Common Stock, and (B) warrants (the "GE Warrants") to purchase up to 250,000 shares of Common Stock at the initial exercise price of $10.00 per share, and (ii) agreed to exchange all of its shares of the Company's Convertible Preferred Stock, Series A, par value $0.001 per share (the "Series A Preferred Stock") on the business day (the "Second Closing") after all waiting periods with respect to GE's filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired or were terminated, for an additional 20,953 shares of Series C Preferred Stock, initially convertible, at the option of the holders thereof, in the aggregate into 2,501,851 shares of Common Stock; and (c) the Company executed a Credit Agreement with NationsBank, N.A. pursuant to which NationsBank, as agent, committed to provide a total of $125 million in senior secured credit, including a $50 million acquisition facility (the "Credit Facility"), upon the satisfaction of certain

                                  (Page 13 of 21)
customary conditions, which now have been satisfied. The shares of Series B Preferred Stock and Series C Preferred Stock are also initially convertible, at the option of holders of a majority of each such series and under certain conditions, one year or more after the initial funding under the Credit Facility, into, in the aggregate, 632,274.7 shares of the Company Convertible Preferred Stock, Series D, par value $0.001 per share ("Series D Preferred Stock"). The Series D Preferred Stock is convertible into Common Stock at an initial conversion ratio of ten (10) shares of Common Stock for each share of Series D Preferred Stock. Conversion prices and ratios are subject to anti-dilution adjustment as more fully described in Sections 5, 6, 7 and 8 of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series B (the "Series B Certificate of Designation," which is filed as Exhibit 5 to Schedule 13D and incorporated herein by reference), Sections 5, 6, 7 and 8 of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series C (the "Series C Certificate of Designation," which is filed as Exhibit 6 to Schedule 13D and incorporated herein by reference), and Sections 5, 6 and 7 of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D (the "Series D Certificate of Designation," which is filed as Exhibit 7 to
Schedule 13D and incorporated herein by reference).

     The holders of the shares of Series B Preferred Stock have the right to vote with the holders of Common Stock and the holders of the Series A Preferred Stock and Series C Preferred Stock with respect to all matters submitted to a shareholder vote, except for the election of directors (with respect to which the holders of the shares of Series B Preferred Stock have the voting rights set forth in the next paragraph). With respect to all matters submitted to a shareholder vote (except for the election of directors), each holder of Series B Preferred Stock has one vote for every share of Common Stock into which each share of Series B Preferred Stock is convertible pursuant to the terms of the Series B Certificate of Designation; provided, however, that the aggregate number of such votes, when combined with the aggregate number of votes attributable to the holders of the shares of Series C Preferred Stock, shall not exceed 37% of the total number of votes eligible to be cast. Pursuant to
Section 6 of the Securities Purchase Agreement dated October 14, 1997 between the Purchasers, the SBA and the Company (the "Securities Purchase Agreement"), and Sections 10 and 11 of the Series B Certificate of Designation: (i) the holders of the shares of Series B Preferred Stock have certain class voting rights with respect to certain transactions and preemptive rights with respect to certain securities issuances by the Company; and (ii) certain committees of the board of directors of the Company (including as members one or more Preferred Stock Directors, as defined below) are established with certain powers relating to the management of the affairs of the Company to be exercised pursuant to certain voting requirements. Pursuant to the Voting Agreement
(CP II) dated as of October 14, 1997 (the "CP II Agreement"), filed, together with certain Irrevocable Proxies related thereto, as Exhibit 8 to Schedule 13D, and incorporated by reference herein, by and among certain Purchasers identified therein, such Purchasers agreed that CP II shall be entitled to exercise the power, with holders of a majority of the then outstanding shares of Series C Preferred Stock, to nominate the Joint Director and the power to control the voting of all shares of Series B Preferred Stock with respect to the actions specified in Sections 6.12(a) - 6.12(v) of the Securities Purchase Agreement. Pursuant to the Voting Agreement (CP III) dated as of October 14, 1997 (the "CP III Agreement"), attached hereto, together with certain Irrevocable Proxies related thereto, as Exhibit 9, and incorporated by reference herein, by and among certain Purchasers identified therein, such Purchasers agreed that CP III shall be entitled to designate as nominee for election to the Company's Board of Directors (the "Board") one director that the Purchasers are entitled to elect as holders of the Series B Preferred Stock and the Purchasers further agreed to elect such person to the Company's Board of Directors. Pursuant to the Voting Agreement (C-IP) dated as of October 14, 1997 (the "C-IP Agreement" and together with the CP II Agreement and the CP III Agreement, the "Voting Agreements") filed, together with certain Irrevocable Proxies related thereto, as Exhibit 10 to Schedule 13D, and incorporated by reference herein, by and among certain Purchasers identified therein, such Purchasers agree that C-IP shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's Series B Preferred Stock and the Purchasers further agreed to elect such person to the Board.

     Pursuant to the terms of the Recapitalization, the number of directors comprising the Board (the "Board") is currently fixed at nine. Six directors (the "Common Stock Directors") are to be elected by the common stockholders, one of whom (the "Joint Director") is to be proposed by the majority holders of each of the Series B Preferred Stock and the Series C Preferred Stock and approved by a majority of the Board in its sole discretion. Of the three remaining directors, two are to be elected by the holders of the Series B Preferred Stock and one is to be elected by the holders of the Series C Preferred Stock, subject to increase or decrease in certain circumstances (the

                                  (Page 14 of 21)

"Preferred Stock Directors"). As of May 17, 1999, the Board of the Company consists of eight directors, five of whom are Common Stock Directors and three of whom are Preferred Stock Directors elected by the holders of the Series B Preferred Stock. The vacancy created for the Joint Director has not yet been filled.

     Upon a conversion by the holders of the Series B Preferred Stock and the Series C Preferred Stock of their shares of preferred stock into shares of Series D Preferred Stock (a "Type B Event Date"), the number of members of the Board shall be increased automatically by the smallest whole number that will result in at least the Type B Percentage (but less than sixty six and two-thirds percent (66 2/3%)) of the members of the Board being Series D Directors. Immediately following a Type B Event Date, the holders of Series D Preferred Stock shall have the right to elect all of the new directors (the "Conversion Directors"), using cumulative voting. The "Type B Percentage" equals a percentage equal to the number of shares of Common Stock held by all holders of Series B Preferred Stock and Series C Preferred Stock as of the Type B Event Date (assuming conversion of all such shares of Series B Preferred Stock and Series C Preferred Stock into Common Stock) divided by the total number of shares of Common Stock outstanding as of such date (assuming conversion of all convertible shares of Series B Preferred Stock and Series C Preferred Stock as of such date); provided, however, that the maximum Type B Percentage is sixty-four percent (64%). "Series D Directors" means, collectively, the Preferred Stock Directors and the Conversion Directors.

     The foregoing discussion in response to this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement, the Series B Certificate of Designation, the Series C Certificate of Designation, the Series D Certificate of Designation, the Registration Rights Agreement and the Warrant Agreement, all of which were filed as exhibits to Schedule 13D and are hereby incorporated herein.

     The Reporting Persons, in conjunction with the Halifax Group, a private equity investment group ("Halifax"), which is not currently a stockholder of the Company, have initiated discussions with the Company with respect to a possible transaction that would cause the Common Stock to be neither listed on any exchange nor quoted on an inter-dealer quotation system (a "Going-Private Transaction"). It is contemplated that public stockholders of the Company would receive cash for their shares in any such transaction. The Reporting Persons have proposed a price of $10.00 per share of Common Stock, subject to significant conditions, including without limitation (1) the execution of definitive agreements, (2) the receipt by the Company's Board of Directors of a fairness opinion relating to such proposed transaction, (3) unanimous approval of the proposed transaction by the Company's Board of Directors, (4) the expiration of any applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, and (5) reaching certain agreements, satisfactory to the Reporting Persons and Halifax, between the Company and management regarding the effect of the transaction on existing compensation arrangements and related rights. No agreement has been reached with the Company with respect to a Going-Private Transaction or the terms and conditions of any such transaction, including without limitation, the amount of cash that would be paid to public stockholders, and there can be no assurance that any such agreement will be reached or that any Going-Private Transaction will occur. If a Going-Private Transaction is not agreed to with the Company in the near future, it is possible that the Reporting Persons and Halifax may reinitiate discussions with the Company regarding such a transaction in the future.

     Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional shares of the Company's preferred stock, warrants or shares of Common Stock, or other securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, each Reporting Person may, from time to time, retain or sell all or a portion of its holdings of the Series B Preferred Shares, Carlyle Warrants or shares of Common Stock to one or more of certain of their affiliates (including, by way of distribution to their partners or members, as applicable) pursuant to the provisions of the Securities Purchase Agreement, or, under certain circumstances described in the Securities Purchase Agreement, to other persons in the open market or in privately negotiated transactions. Each Reporting Person may also have discussions with the Company's management regarding methods of increasing the Company's sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such Reporting Person's review of numerous factors, including, among other things, the availability of shares of the Company's preferred stock, warrants or shares of Common Stock, for purchase and the relevant price levels; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the Company's management and Board of Directors; and other future developments.

     Other than as set forth in this Item 4, neither any Reporting Person nor TC Group nor TCG has any current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

                                  (Page 15 of 21)

     Item 5 of Schedule 13D is hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

              Beneficial Ownership of                Beneficial Ownership of
                  Common Stock upon                     Common  Stock upon               Total Beneficial Ownership
            Conversion of Preferred                   Exercise of Warrants               --------------------------
                     Shares
            --------------------------               ------------------------

             Shares         Percentage(1)          Shares         Percentage(1)           Shares         Percentage(1)
             ------         -------------          ------         -------------           ------         -------------

CP II       2,985,075          48.80%              250,000           4.09%              3,235,075          52.89%
CP III      2,985,075          48.80%              250,000           4.09%              3,235,075          52.89%
CIP II        827,244          13.52%               69,282           1.13%                896,526          14.66%
CIP III        48,305            .73%                3,733            .06%                 48,304            .79%
C/S           186,258           3.05%               15,599            .26%                201,857           3.30%
CIG             1,029            .02%                   86              0%                  1,115            .02%
C-IP        2,985,075          48.80%              250,000           4.09%              3,235,075          52.89%
C-IIP         109,691           1.79%                9,187            .15%                118,878           1.94%
TC Group    2,985,075          48.80%              250,000           4.09%              3,235,075          52.89%
CIM           411,658           6.73%               34,476            .56%                446,135           7.29%
TC Group
 Mgmt.              0              0%               17,500            .29%                 17,500            .29%
Reporting
 Persons    2,985,075          48.80%              267,500           4.37%              3,252,575          53.18%



(1) All percentages calculated based on 6,116,696 shares, which equals the total shares of Common Stock issued and outstanding as of May 17, 1999, after giving effect to the conversion of all Series B Preferred Stock into Common Stock and the exercise of all Carlyle Warrants.

                                  (Page 16 of 21)

     (b). CP II is currently the beneficial owner of 8,208 Preferred Shares (which have the right to convert into 980,027 shares of Common Stock) and Warrants to purchase 82,077 shares of Common Stock. CP II has the power to vote and dispose all such shares, totaling 1,062,104. TC Group is its general partner. Pursuant to the CP III Agreement and the C-IP Agreement more fully described in Item 4, CP II shares the power to vote these shares with CP III and C-IP. Pursuant to the CP II Agreement more fully described in Item 4, CP II has shared power to vote the 3,235,075 shares beneficially owned by the Purchasers and CIM (for the Fund).

     CP III is currently the beneficial owner of 375 Preferred Shares (which have the right to convert into 44,732 shares of Common Stock) and Warrants to purchase 3,746 shares of Common Stock. CP III has the power to vote and dispose all such shares, totaling 48,478. TC Group is its general partner. Pursuant to the CP II Agreement and the C-IP Agreement more fully described in Item 4, CP III shares the power to vote these shares with CP II and C-IP. Pursuant to the CP III Agreement more fully described in Item 4, CP III has shared power to vote the 3,235,075 shares beneficially owned by the Purchasers and CIM (for the Fund).

     CIP II is currently the beneficial owner of 6,928 Preferred Shares (which have the right to convert into 827,244 shares of Common Stock) and Warrants to purchase 69,282 shares of Common Stock. CIP II has the power to vote and dispose all such shares, totaling 896,526. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in
Item 4, CIP II shares the power to vote these shares with CP II, CP III, and C-IP.

     CIP III is currently the beneficial owner of 373 Preferred Shares (which have the right to convert into 44,572 shares of Common Stock) and Warrants to purchase 3,733 shares of Common Stock. CIP III has the power to vote and dispose all such shares, totaling 48,305. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, CIP III shares the power to vote these shares with CP II, CP III, and C-IP.

     C/S is currently the beneficial owner of 1,560 Preferred Shares (which have the right to convert into 186,258 shares of Common Stock) and Warrants to purchase 15,599 shares of Common Stock. C/S has the power to vote and dispose all such shares, totaling 201,857. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, C/S shares the power to vote these shares with CP II, CP III, and C-IP.

     CIG is currently the beneficial owner of 9 Preferred Shares (which have the right to convert into 1,029 shares of Common Stock) and Warrants to purchase 86 shares of Common Stock. CIG has the power to vote and dispose all such shares, totaling 1,115. TC Group is its general partner. Pursuant to the Voting Agreements more fully described in Item 4, CIG shares the power to vote these shares with CP II, CP III, and C-IP.

     C-IP is currently the beneficial owner of 3,181 Preferred Shares (which have the right to convert into 379,863 shares of Common Stock) and Warrants to purchase 31,813 shares of Common Stock. C-IP has the power to vote and dispose all such shares, totaling 411,676. TC Group is its general partner. Pursuant to the CP II Agreement and the CP III Agreement more fully described in Item 4, C-IP shares the power to vote these shares with CP II and CP III. Pursuant to the C-IP Agreement more fully described in Item 4, C-IP has shared power to vote the 3,235,075 shares beneficially owned by the Purchasers and CIM (for the Fund).

     C-IIP is currently the beneficial owner of 919 Preferred Shares (which have the right to convert into 109,691 shares of Common Stock) and Warrants to purchase 9,187 shares of Common Stock. C-IIP has the power to vote and dispose all such shares, totaling 118,878. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, C-IIP shares the power to vote these shares with CP II, CP III, and C-IP.

     TC Group Mgmt. is currently the beneficial owner of Warrants to purchase 17,500 shares of Common Stock. TC Group Mgmt. has the power, assuming exercise of such Warrants, to vote and dispose all such shares.


                                  (Page 17 of 21)

     TC Group may be deemed to be the beneficial owner of 25,000 Preferred Shares (which convert into 2,985,075 shares of Common Stock) and Warrants to purchase 250,000 shares of Common Stock as the general partner of CP II, CP III, CIG, and C-IP, as the managing general partner of CIP II, CIP III, C/S and C-IIP and as an affiliate of CIM. TC Group may be deemed to share voting and disposal rights of all such shares, totaling 3,235,075 as the general partner of CP II, CP III, CIG, and C-IP, as the managing general partner of CIP II, CIP III, C/S and C-IP, and as an affiliate of CIM.

     As investment adviser to SBA, CIM may be deemed the beneficial owner of 3,448 Preferred Shares (which have the right to convert into 411,659 shares of Common Stock) and Warrants to purchase 34,476 shares of Common Stock. CIM has the power to vote and dispose all such shares, totaling 446,135.
Pursuant to the Voting Agreements more fully described in Item 4, CIM shares the power to vote these shares with CP II, CP III, and C-IP.

     Reporting Persons are the beneficial owner of 25,000 shares of Preferred Stock (which have the right to convert into 2,985,075 shares of Common Stock) and Warrants to purchase 250,000 shares of Common Stock. Reporting Persons thus have voting rights and disposal rights of all such shares, totaling 3,235,075 shares of Common Stock.

     CIA does not have the power to vote or dispose of the Company's Common Stock under the partnership agreements of CP II, CP III or C-IP. SCOP does not have the power to vote or dispose of the Company's Common Stock under the partnership agreement of C/S. Therefore, CIA and SCOP are not deemed beneficial owners of any of the securities of the Company held by the Reporting Persons.

     TC Group and TCG may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons. TC Group and TCG expressly disclaim any such beneficial ownership. William E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard G. Darman, David M. Rubenstein, Allan M. Holt, Jerome H. Powell, Leslie L. Armitage, Peter J. Clare, Glenn A. Youngkin, Frank D. Yeary, Robert Dahl and James A. Baker, III are managing members of TCG, and, in such capacity, such individuals may be deemed to share beneficial ownership of any shares of Common Stock beneficially owned by TCG. Such individuals expressly disclaim any such beneficial ownership.

     (c).  Not applicable.

     (d). No person other than the Reporting Persons (and, as to CIM, the Fund with respect to the receipt of dividends or proceeds from the sale of the shares of capital stock of the Company owned by CIM) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of capital stock of the Company owned by the Reporting Persons.

     (e).  Not applicable.

                                  (Page 18 of 21)

                                      SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Dated:    May 17, 1999.



                               CARLYLE PARTNERS II, L.P.,
                               a Delaware limited partnership

                               By:  TC Group, L.L.C., as the General Partner

                                    By:  TCG Holdings, L.L.C. as the Managing
                                         Member

                                    By:  /s/ Glenn A. Youngkin
                                         ----------------------
                                    Name:    Glenn A. Youngkin
                                    Title:   Managing Director


                               CARLYLE PARTNERS III, L.P.,
                               a Delaware limited partnership

                               By:  TC Group, L.L.C., as the General Partner

                                    By:  TCG Holdings, L.L.C. as the Managing
                                         Member

                                    By:   /s/ Glenn A. Youngkin
                                          ----------------------
                                    Name:     Glenn A. Youngkin
                                    Title:    Managing Director


                               CARLYLE INTERNATIONAL PARTNERS II, L.P., a Cayman Islands exempted limited partnership

                               By:  TC Group, L.L.C., as the General Partner

                                    By:  TCG Holdings, L.L.C. as the Managing
                                         Member

                                    By:  /s/ Glenn A. Younkin
                                         ----------------------
                                    Name:    Glenn A. Youngkin
                                    Title:   Managing Director


                                  (Page 19 of 21)

                                CARLYLE INTERNATIONAL PARTNERS III, L.P., a Cayman Islands exempted limited partnership

                                By:  TC Group, L.L.C., as the General Partner

                                     By:  TCG Holdings, L.L.C. as the Managing
                                          Member

                                     By:  /s/ Glenn A. Youngkin
                                          -----------------------
                                     Name:    Glenn A. Youngkin
                                     Title:   Managing Director


                                C/S INTERNATIONAL PARTNERS,
                                a Cayman Islands general partnership

                                By:  TC Group, L.L.C., as the General Partner

                                     By:  TCG Holdings, L.L.C. as the Managing
                                          Member

                                     By:  /s/ Glenn A. Youngkin
                                          -----------------------
                                     Name:   Glenn A. Youngkin
                                     Title:  Managing Director


                                CARLYLE INVESTMENT GROUP, L.P.,
                                a Delaware limited partnership

                                By:  TC Group, L.L.C., as the General Partner

                                     By:  TCG Holdings, L.L.C. as the Managing
                                          Member

                                     By:  /s/ Glenn A. Youngkin
                                          -----------------------
                                     Name:    Glenn A. Youngkin
                                     Title:   Managing Director


                                CARLYLE-INSIGHT INTERNATIONAL
                                PARTNERS, L.P.,
                                a Cayman Islands exempted limited partnership

                                By:  TC Group, L.L.C., as the General Partner

                                     By:  TCG Holdings, L.L.C. as the Managing
                                          Member

                                     By:  /s/ Glenn A. Youngkin
                                          -----------------------
                                     Name:    Glenn A. Youngkin
                                     Title:   Managing Director

                                  (Page 20 of 21)

                                CARLYLE-INSIGHT PARTNERS, L.P.,
                                a Delaware limited partnership

                                By:  TC Group, L.L.C., as the General Partner

                                     By:  TCG Holdings, L.L.C. as the Managing
                                          Member

                                     By:  /s/ Glenn A. Youngkin
                                          -----------------------
                                     Name:    Glenn A. Youngkin
                                     Title:   Managing Director


                                TC GROUP, L.L.C.,
                                a Delaware limited liability company

                                By:  TCG Holdings, L.L.C., as the Managing
                                     Member

                                     By:  /s/ Glenn A. Youngkin
                                          -----------------------
                                     Name:    Glenn A. Youngkin
                                     Title:   Managing Director


                                CARLYLE INVESTMENT MANAGEMENT, L.L.C.,
                                a Delaware limited liability company

                                     By:  /s/ Daniel A. D'Aniello
                                          ------------------------
                                     Name:    Daniel A. D'Aniello
                                     Title:   Managing Director



                                  (Page 21 of 21)